Mail Stop 3561

								April 20, 2006

Mr.  John Honour
Chief Executive Officer
Stereo Vision Entertainment, Inc.
15452 Cabrito Road, Suite 204
Van Nuys, California  91406


		RE:	Stereo Vision Entertainment, Inc.
			Form 10-KSB /A for Fiscal Year Ended June 30, 2005 Form 10-QSB /A for Fiscal Quarter Ended September
30,
2005
			Form 10-QSB for Fiscal Quarter Ended December 31,
2005
			Filed December 29, 2005, December 28, 2005 and
February 14, 2006
			File No. 0-28553

Dear Mr. Honour:

	We have reviewed your amendments in response to our comments issued telephonically December 1, 2005 and have the following
comments.   Where indicated, we think you should revise your
disclosures in future filings in response to these comments.
Please
show us in a letter what your revised future disclosures will look like for each of these items. Please be as detailed as necessary in your responses to these comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB /A For Fiscal Year Ended June 30, 2005

Item 8A. Controls and Procedures

1. In future filings, please revise your disclosure regarding changes to internal controls over financial reporting to identify any changes, not just significant changes that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. Refer to Item 308(c) of Regulation S-B.

2. You state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Act Rule
13a-15(e). However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective in "timely alerting them to material information relating to the Company required to be included in the Company`s periodic filings under the Exchange Act." In future filings, please also state, if true, whether the same officers concluded the controls and procedures were effective in "ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange
Act Rule 13a-15(e). Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such statements been included in this filing.

Certification of the Principal Executive and Principal Financial
Officers, Exhibit 31.1

3. We reviewed your revised certification.  In future filings, please
revise the certification to eliminate Mr. Honour`s titles from the first paragraph of the certification. His titles should only appear
after his name and signature at the bottom of the page.   In
addition, please revise the certification to use the exact wording specified in Item 601(b) (31) of Regulation S-B. For example, paragraphs 4, 4.a., 4.d., 5, 5.a., and 5.b. do not read exactly as set forth in the exhibit requirements. You may not make any changes to the wording except to state the certification in the singular since Mr. Honour holds the positions of both Principal Executive and
Principal Financial Officer. Additionally, please confirm to us that the revisions you made to the wording were not intended to change or limit the meaning of the certifications.

Form 10-QSB For Fiscal Quarter Ended December 31, 2005 and Form
10-
QSB /A for Fiscal Quarter Ended September 30, 2005

4. Please similarly revise your future Forms 10-QSB to comply with the above comments.

	Please respond to these comments within 10 business days, or tell us when you will provide us with a response. If you disagree with any of our comments, please tell us why in your response. Please key your responses to the comments in our letter. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

	If you have any questions regarding these comments, please direct them to Sondra Snyder at (202) 551-3332 or, in her absence, to
Robyn Manuel at (202) 551-3823 or the undersigned at (202) 551-
3843.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief
Mr. John Honour
Stereo Vision Entertainment, Inc.
April 20, 2006
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